October 23, 2024

Zi Xia
Chief Financial Officer
Caravelle International Group
60 Paya Lebar Road
#05-47 Paya Lebar Square
Singapore 409051

       Re: Caravelle International Group
           Form 20-F for the Fiscal Year ended October 31, 2023
           Filed September 9, 2024
           File No. 001-41573
Dear Zi Xia:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Energy &
Transportation
cc:   Tracy Xia